UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)

                           Image Entertainment, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   452439-10-2
              ----------------------------------------------------
                                 (CUSIP Number)

                            Susan M. Klebanoff, Esq.
          Image Investers Co., 6th Floor, One Meadowlands Plaza, East
                              Rutherford, NJ 07073
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 29, 1997
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452439-10-2
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Image Investors Co.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds
      WC, AF

--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization
      DE

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of             6,430,629 shares of Common Stock (1)
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power
                        6,430,629 shares of Common Stock (1)

                        --------------------------------------------------------
                  10    Shared Dispositive Power


                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person
      6,430,629 shares of Common Stock (1)

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)
      43.66%

--------------------------------------------------------------------------------
14    Type of Reporting Person
      CO

--------------------------------------------------------------------------------

(1) (includes (i) warrants to purchase 425,000 shares of common stock and (ii); anti-dilution rights to acquire 348,019 shares of common stock and
      (iii) 1,379,310 shares of common stock issuable upon conversion of a loan)

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 452439-10-2
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      John W. Kluge - SS No. ###-##-####
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds
      WC, AF

--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization
      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of             6,930,629 shares of Common Stock (1)
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power
                        6,930,629 shares of Common Stock (1)

                        --------------------------------------------------------
                  10    Shared Dispositive Power


                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person
      6,930,629 shares of Common Stock (1)

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)
      43.66%

--------------------------------------------------------------------------------
14    Type of Reporting Person
      IN

--------------------------------------------------------------------------------

(1) (includes (i) warrants to purchase 425,000 shares of common stock and (ii); anti-dilution rights to acquire 348,019 shares of common stock and
      (iii) 1,379,310 shares of common stock issuable upon conversion of a loan)

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 452439-10-2
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Stuart Subotnick - SS No. ###-##-####
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds


--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization
      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of             6,930,629 shares of Common Stock (1)
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power
                        6,930,629 shares of Common Stock (1)

                        --------------------------------------------------------
                  10    Shared Dispositive Power


                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person
      6,930,629 shares of Common Stock (1)

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)
      43.66%

--------------------------------------------------------------------------------
14    Type of Reporting Person
      IN

--------------------------------------------------------------------------------

(1) (includes (i) warrants to purchase 425,000 shares of common stock and (ii); anti-dilution rights to acquire 348,019 shares of common stock and
      (iii) 1,379,310 shares of common stock issuable upon conversion of a loan)

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 12 is a composite copy of and supplements the Schedule 13D (as so amended, the "Schedule 13D") filed by Image Investors Co., a Delaware corporation ("IIC"), on July 18, 1988, as amended by Amendment No. 1 thereto filed on December 2, 1988, Amendment No. 2 thereto filed on January 12, 1989, Amendment No. 3 thereto filed on January 18, 1989, Amendment No. 4 thereto filed on February 4, 1989, Amendment No. 5 thereto filed on February 15, 1989, Amendment No. 6 thereto filed on May 11, 1989, Amendment No. 7 thereto filed on January 12, 1990 and Amendment No. 8 thereto filed on May 10, 1990, Amendment No. 9 thereto filed on June 25, 1990, Amendment No. 10 thereto filed on June 28, 1990, Amendment No. 11 thereto filed on December 30, 1992 in the following respect only (capitalized terms used herein shall have meanings ascribed to such terms in the Schedule 13D).

Item 1.  Security and Issuer.

The class of equity securities to which this statement relates is the common stock, no par value (the "Common Stock"), of the Issuer. The Issuer's principal executive offices are located at 9333 Oso Avenue, Chatsworth, California 91311-6089.

Item 2.  Identity and Background.

IIC is a Delaware corporation whose principal business is to make investments. The address of its principal business and the address of its principal office is One Meadowlands Plaza, East Rutherford, New Jersey 07073. Attached hereto as Exhibit A is a listing of the name, the residence or business address, the citizenship, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each person who is an executive officer or director of IIC and each person who controls IIC. No corporation or other person is ultimately in control of IIC. None of the persons named above or in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

IIC used working capital to make its investments of Common Stock of the Issuer and to finance the $5,000,000 convertible loan to the Issuer on October 29, 1997. Such amount was contributed by the stockholders of IIC. The source of such funds was a distribution from Metromedia Company, a general partnership beneficially owned by the stockholders of IIC.

Item 4.  Purpose of Transaction.

Except as described below, IIC has no present plan or proposal to acquire additional shares of Common Stock. Under the 1987 Stock Purchase Agreement (as defined and described in Item 6), IIC has been granted certain anti-dilution rights (the "Rights"), so long as IIC (or any affiliate of IIC) continues to own at least 50% of the shares of Common Stock purchased by IIC pursuant to the 1987 Stock Purchase Agreement. IIC acquired 336,538 shares (on a post reverse stock-split basis) pursuant to the 1987 Stock Purchase Agreement. If the Issuer issues any additional shares of Common Stock (including the issuance of additional shares of Common Stock pursuant to the exercise of options, as more fully described below) ("Dilutive Shares"), IIC and the other parties to the 1987 Stock Purchase Agreement (other than the Directors, as such term is defined in Item 6), have the right to acquire from the Issuer in whole or part that number of additional shares of Common Stock which would result in such person (including IIC) owning after such purchase (assuming such purchase took place immediately after the issuance of the Dilutive Shares giving rise to the Right) the same percentage of ownership of outstanding shares of Common Stock as such person owned immediately prior to the issuance of Dilutive Shares (taking into account all Dilutive Shares issued and assuming the issuance of all shares issuable to all parties to the 1987 Stock Purchase Agreement (other than the Directors) in connection with the exercise of the Rights). If any such party then entitled to Rights does not exercise such Rights, each of the other parties then entitled to Rights is permitted, for a period of 30 days after the expiration of the exercise period, to exercise, in proportion to its respective number of shares of Common Stock purchased pursuant to the 1987 Stock Purchase Agreement, the non-exercising party's Rights to the extent not exercised by such party.

The Issuer has granted certain options to purchase shares of Common Stock to directors and other members of the management of the Issuer ("Management Options"). Upon the exercise of a Management Option, each party to the 1987 Stock Purchase Agreement (other than the Directors) then entitled to Rights shall have the Right to exercise such Rights at any time and from time to time during the two year period following its receipt of notification of the exercise of such Management Option. The per share exercise price of each such Right shall be equal to the greater of $.05 per share and the price per share at which the Management Option was exercised.

With respect to the issuance of Dilutive Shares other than in connection with the exercise of Management Options, each party to the 1987 Stock Purchase Agreement then entitled to Rights shall have the Right to exercise such Rights within a ninety (90) day period following its receipt of notification of the issuance of such Dilutive Shares. The purchase price to acquire such additional shares of Common Stock shall be the price per share at which such Dilutive Shares were issued.

Shares of Common Stock issuable by the Issuer upon conversion of the loan by IIC to the Issuer on October 29, 1997 will, upon conversion, give rise to certain rights to the other parties to the 1987 Stock Purchase Agreement, as described above.

On April 8, 1989, IIC filed with the Federal Trade Commission and the Department of Justice a Notification and Report Form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("H-S-R Act") in which IIC filed for the 25% notification threshold; that subject to the expiration of the H-S-R Act waiting period, it had a good faith intention to exceed the 25% ownership threshold (as calculated pursuant to the H-S-R Act) and that such a filing would permit IIC to acquire up to 50% of Image's voting securities. Early termination was granted on April 20, 1989.

Except for the possibility of acquiring Common Stock in connection with exersising options or converting the loan (as hereinafter described), IIC does not presently contemplate either the acquisition of additional Common Stock (whether from the Issuer, open market purchases or otherwise) or the disposition of Common Stock within the immediate future. However, IIC intends continually to review and evaluate its investment in the Issuer. In light of future developments (including but not limited to the economy generally, conditions in the entertainment or video industry, market conditions and the financial condition and business prospects of the Issuer), IIC may consider the acquisition of additional stock or the disposition of some or all of the Common Stock owned by it. Other than as stated above, IIC has no plans or proposals which relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

      (a) IIC currently owns 6,930,629 shares of Common Stock, which figure includes (i) currently exercisable (at $6.00 per share) warrants to acquire 425,000 shares of Common Stock; (ii) anti-dilution rights to purchase (at $.817 per share) 347,508 shares of Common Stock expiring June 16, 1999 and anti-dilution rights (at $.743 per share) to purchase 511 shares of Common Stock expiring October 3, 1998; and
            (iii) 1,379,310 shares issuable upon the conversion of the Loan. Such 6,930,629 shares constitute approximately 43.6% of the outstanding shares of Common Stock of the Issuer (assuming exercise of the warrants, the anti-dilution rights and conversion of the Loan by IIC).

      (b) IIC has the sole power to vote and to dispose of such shares and options.

      (c) On October 14, 1997, pursuant to the Credit Agreement IIC loaned to the Issuer $5 million. Such loan is convertible at any time into 1,379,310 shares of Common Stock. Therefore, IIC may be deemed to beneficially own such 1,379,310 shares of Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      (a) As described in the 1987 Schedule 13D, IIC purchased 5,000,000 shares (336,538 shares on a post reverse stock-split basis) of Common Stock and was granted Rights (as described in Item 4 above). Pursuant to the Stock Purchase Agreement dated as of December 29, 1987 (the "1987 Stock Purchase Agreement") among Martin Greenwald, Stuart Segall, Lee Kasper (such persons sometimes being referred to as the "Directors"), the Issuer, IIC and each of the following persons: Gerald B. Cohen, Dorothy Cohen, Kenneth Grossman, Steven Fox, M.P. Sardo, Jr., Kenneth Trell, Carolyn Trell, Wayne Jacobs, Anthony M. Midis, Peter Rentzis, Panos Midis, James E. Lindstrom, David N. Levine, Mona Levine, John A. Budnick, Jay A. Disler, Joan Disler, Jonathan Dodge, Vita Marino, John Jaust, William S. Wheatley, Jr., Maria Cecilia Wheatley, Richard J. Sherwin, Russ Harris, Kenneth Alan Horowitz, Bobby Murcer and Kay Murcer.

            The 1987 Stock Purchase Agreement contains standard representations and warranties made by the Issuer relating generally to its corporate status and authority and its financial and business conditions, and representations and warranties made by each of the purchasing parties with respect to their investment intent. In addition, the Issuer and Directors agreed, so long as the purchasers (including affiliates) under the 1987 Stock Purchase Agreement continue to own in the aggregate at least 50% of the shares of Common Stock sold to such persons pursuant to the 1987 Stock Purchase Agreement, that the Issuer shall not enter into any transaction with any Director or any member of a Director's immediate family or any entity in which the Issuer, any Director or any member of a Director's immediate family has a direct or indirect interest without the prior written consent of the Representatives. The 1987 Stock Purchase Agreement also contained a non-competition provision applicable to each of the Directors. Under the 1987 Stock Purchase Agreement, each of the purchasers thereunder has certain demand and piggy back registration rights with respect to shares of Common Stock and certain anti-dilution protection described in Item 4, above.

       (b) Concurrently with the execution and delivery of the 1987 Stock Purchase Agreement, each of the purchasers thereunder entered into a Shareholders Agreement, dated as of December 29, 1987 (the "Shareholders Agreement"), a copy of which is attached hereto as Exhibit C.

            The Shareholders Agreements, among other matters, governs the manner in which a party thereto (or any member of such party's immediate family or any affiliate of any of them or trust for the benefit of any of the foregoing persons; hereinafter referred to as "Affiliates"), may sell (i) any shares of Common Stock purchased pursuant to the 1987 Stock Purchase Agreement or pursuant to Rights issued or to be issued thereunder, or (ii) any Rights issued or to be issued under the 1987 Stock Purchase Agreement (hereinafter referred to as "1987 Shares or Rights"). Each party thereto is prohibited from selling or transferring 1987 Shares or Rights without first giving to the other parties thereto the first right to buy such 1987 Shares or Rights after a bona fide offer to purchase such 1987 Shares or Rights has been obtained. Such restrictions on the sale or transfer of 1987 Shares or Rights do not apply to (i) the sale, assignment or transfer of 1987 Shares or Rights by a party thereto to an Affiliate of such party, or (ii) any sale, assignment or transfer of 1987 Shares or Rights by a party thereto in a national or regional stock exchange transaction or in the over-the-counter market, or (iii) any sale, assignment or transfer of any shares of Common Stock of the Issuer which were not purchased by a party thereto pursuant to the 1987 Stock Purchase

            Agreement or pursuant to rights issued pursuant thereto. The Shareholders Agreement designated two parties as representatives (the "Representatives") of all of such ministerial actions on their behalf under the terms of the 1987 Stock Purchase Agreement and Shareholders Agreement.

      (c) Subsequent to the 1987 Stock Purchase Agreement, IIC and the Issuer entered into a number of stock purchase agreements pursuant to which IIC acquired additional shares of Common Stock of the Issuer. In addition, IIC has periodically exercised Rights. These transactions are described below. On February 8, 1991, the Issuer declared that it would effect a 1 for 14 6/7 reverse stock split. Therefore, the transactions referenced herein reflect such split despite the fact that the split did not occur until after many of the transactions were completed.

      (i) On July 14, 1988, IIC acquired 85,125 shares at an aggregate purchase price of $215,000. On July 8, 1988, IIC had loaned to the Issuer $215,000 and received in exchange therefor a demand promissory note pursuant to an agreement which contemplated that, subject to the preparation of definitive documentation, such note would be converted into equity of the Issuer. The funds for repaying the note were applied to the purchase price of the 85,125 shares of Common Stock as contemplated by a stock purchase agreement (the "July 1988 Stock Purchase Agreement") among the Directors, the Issuer and IIC. The July 1988 Stock Purchase Agreement contains standard representations and warranties made by of the Issuer relating generally to its corporate status and authority, its financial and business conditions and the use of proceeds from such sale and representations and warranties made by IIC with respect to its investment intent. The July 1988 Stock Purchase Agreement also contains certain demand and piggyback registration rights with respect to the shares of Common Stock purchased thereunder.

            (ii) On October 24, 1988, IIC exercised options to purchase 33,475 shares of Common Stock at an exercise price of $39,202.43; the options were granted pursuant to the 1987 Stock Purchase Agreement as a result of issuances of Common Stock of the Issuer.

            (iii) On November 30, 1988, IIC acquired 118,779 shares of Common
                  Stock from the Issuer at a price of $2.53 per share. On October 3, 1988, IIC had loaned to the Issuer $300,000 and received in exchange therefor a demand promissory note pursuant to an agreement which contemplated that, subject to the negotiation and preparation of definitive documentation, such note would be converted to equity of the Issuer. The funds for repaying the note were applied to the purchase price of the shares of Common Stock as contemplated by the November 30, 1998 Stock Purchase Agreement executed in connection therewith.

            (iv) On December 27, 1988, IIC exercised options to purchase 28,507 shares of Common Stock at an exercise price of $48,377.90; the options were granted pursuant to the 1987 Stock Purchase Agreement as a result of issuances of Common Stock of the Issuer.

            (v) On January 11, 1989, IIC acquired an additional 297,977 shares of Common Stock at a price of $2.53 per share pursuant to a Stock Purchase Agreement dated as of such date among the Directors, the Issuer and IIC (the "January 1989 Stock Purchase Agreement"). The January 1989 Stock Purchase Agreement contains standard representations and warranties made by the Issuer relating generally to its corporate status and authority, its financial and business conditions and the use of the proceeds from such sale and representations and warranties made by IIC with respect to its investment intent. The agreement also contains certain demand and piggy back registration rights with respect to the shares of Common Stock purchased thereunder.

            (vi) On February 2, 1989, IIC loaned to the Issuer $3,000,000 evidenced by a demand promissory note (the "Note") pursuant to an agreement (the "Agreement") dated as of such date between IIC and the Issuer. The Agreement contemplated that, subject to the negotiation and preparation of definitive documentation, the Note would be converted into 1,187,783 shares of Common Stock of the Issuer.

            (vii) On February 14, 1989, IIC acquired an additional 1,187,783 shares of Common Stock at an exercise price of $2.53 per share pursuant to a Stock Purchase Agreement dated as of such date among the Directors, the Issuer and IIC (the "February 1989 Stock Purchase Agreement"). The February 1989 Stock Purchase Agreement contains standard representations and warranties made by the Issuer relating generally to its corporate status and authority, its financial and business conditions and the use of the proceeds from such sale and representations and warranties made by IIC with respect to its investment intent. The agreement also contains certain demand and piggy back registration rights with respect to the shares of Common Stock purchase thereunder.

           (viii) On May 10, 1989, IIC exercised options to purchase 113,565 shares of Common Stock at an exercise price of $286,833.92; the options were granted pursuant to the 1987 Stock Purchase Agreement as a result of issuances of Common Stock of the Issuer.

            (ix) On May 10, 1989, IIC acquired an additional 593,892 shares of Common Stock pursuant to a Stock Purchase Agreement dated as of such date among the Directors, the Issuer and IIC (the "May 1989 Stock Purchase Agreement") at an aggregate purchase price of $1,500,000. The May 1989 Stock Purchase Agreement contains standard representations and warranties made by the Issuer relating generally to its corporate status and authority, its financial and business conditions and the use of the proceeds from such sale and representations and warranties made by IIC with respect to its investment intent. The agreement also contains certain demand and piggy back registration rights with respect to the shares of Common Stock purchased thereunder.

            (x) In November 1989, IIC exercised options to purchase 56,712 shares of Common Stock of the Issuer at an aggregate exercise price of $142,100.75. These options were granted pursuant to the 1987 Stock Purchase Agreement as a result of issuances of Common Stock of the Issuer.

            (xi) On December 20, 1989, IIC exercised options to purchase 38,400 shares of Common Stock at an exercise price of $31,377.72. On January 14, 1990, IIC exercised options to purchase 227 shares of Common Stock at an exercise price of $493.43. The options were granted pursuant to the 1987 Stock Purchase Agreement. The options were granted pursuant to the 1987 Stock Purchase Agreement as a result of issuances of Common Stock of the Issuer.

            (xii) On October 16, 1989, IIC loaned $1,500,000 to the Issuer, evidenced by a Convertible Promissory Note dated as of such date. On January 10, 1990, IIC notified the Issuer of its intent to convert, on January 14, 1990, $600,000 of the principal amount of the Loan into 237,557 shares of Common Stock at an exercise price of $2.53 per share. Such transaction was completed on January 14, 1990. On January 14, 1990, pursuant to a promissory note, IIC memorialized the portion ($900,000) of the $1,500,000 loan that was not converted on January 14, 1990, and; on January 25, 1990, IIC loaned the Issuer $275,000. As of May 9, 1990, the two outstanding Notes had not been paid pursuant to the terms thereof. On May 9, 1990, IIC and the Issuer agreed in principle that IIC would acquire an additional 673,077 shares of Common Stock at an aggregate price (the "Purchase Price") of $2,800,000 pursuant to an agreement dated as of such date between the Issuer and IIC (the "Agreement"). Pursuant to the Agreement, IIC loaned the Issuer an additional $1,536,137.50 and received in exchange therefor a demand promissory note, the proceeds of which were to be converted into equity of the Issuer upon the execution of definitive documentation. IIC also agreed to apply the unpaid principal amount of the two outstanding Notes plus accrued interest thereon in the aggregate amount of $1,263,862.50 to the Purchase Price.

           (xiii) On June 6, 1990, IIC exercised options to acquire 2,602 shares of Common Stock at an aggregate purchase price of $1,933.23 and 18,962 shares of Common Stock at an aggregate purchase price of $47,621.90. These options were granted pursuant to the 1987 Stock Purchase Agreement as a result of issuances of Common Stock of the Issuer.

            (xiv) On June 27, 1990, IIC acquired an additional 336,539 shares of
                  Common Stock pursuant to a Stock Purchase Agreement (the "June 27, 1990 Stock Purchase Agreement") for an aggregate purchase price of $1,400,000. The June 27, 1990 Stock Purchase Agreement contains standard representations and warranties made by the Issuer relating generally to its corporate status and authority, its financial proceeds from such sale and representations made by IIC with respect to its investment intent. The agreement also contains certain demand and piggy back registration rights with respect to the shares purchased thereunder.

            (xv) On April 12, 1992, IIC exercised options to acquire (i) 21,339 shares of Common Stock at an exercise price of $17,497.98 and
                  (ii) 5,205 shares of Common Stock at an exercise price of $3,851.70. These options were granted pursuant to the 1987 Stock Purchase Agreement as a result of issuances of Common Stock of the Issuer.

            (xvi) On July 14, 1992, IIC exercised options to acquire 4,029 shares of Common Stock at an exercise price of $17,848.47 and 1,027 shares of Common Stock at an exercise price of $763.06. On July 30, 1992, IIC exercised options to acquire 280 shares of Common Stock at an exercise price of

                  $208.04. On November 25, 1992, IIC exercised options to acquire 2,764 shares of Common Stock. The foregoing options were granted pursuant to the 1987 Stock Purchase Agreement as a result of issuances of Common Stock of the Issuer.

           (xvii) On December 30, 1992, IIC acquired an additional 425,000 shares of Common Stock and a warrant to purchase (at $6.00 per share expiring December 27, 1997), 425,000 shares of Common Stock pursuant to a Stock Purchase Agreement (the "December 1992 Stock Purchase Agreement") for an aggregate purchase price of $2,550,000. The December 1992 Stock Purchase Agreement contains standard representations and warranties made by the Issuer relating generally to its corporate status and authority and representations made by IIC with respect to its investment intent. The Stock Purchase Agreement and the Warrant also contain certain demand and piggy back registration rights with respect to the shares purchased therewith.

          (xviii) On August 9, 1993, IIC exercised options to purchase 511 shares at an aggregate exercise price of $379.67 and options to purchase 10,265 shares at an aggregate exercise price of $8,930.55. On November 11, 1993, IIC exercised options to purchase 2,762 shares at an aggregate exercise price of $2,052.17 and options to purchase 9,843 shares at an aggregate exercise price of 8,041.73. In January 1995, IIC exercised options to acquire 38,531 shares at an aggregate purchase price of $109,873. In July 1995, IIC exercised options to acquire 129 shares at an aggregate exercise price of $322.50. On January 3, 1997, IIC exercised options to acquire 193 shares at an aggregate exercise price of $482.50. On April 21, 1997, IIC exercised options to acquire 84,802 shares at an aggregate exercise price of $63,507.89 and 11,893 shares at an aggregate exercise price of $2,725.51. The foregoing options were issued pursuant to the 1987 Stock Purchase Agreement as a result of issuances of Common Stock of the Issuer.

      (d) Pursuant to a Credit Agreement, dated as of September 29, 1997, between IIC and the Issuer, on October 29, 1997 IIC loaned to the Issuer $5,000,000, the principal amount of which is convertible into 1,379,310 shares of Common Stock. A copy of the Credit Agreement is attached hereto as Exhibit D.

            The Credit Agreement contains standard representations and warranties made by the Issuer relating generally to its corporate status and authority, its financial and business conditions and the use of the proceeds from such loan. The Agreement also contains certain demand registration rights with respect to the shares of

            Common Stock issuable upon conversion of the principal amount of the loan thereunder.

Item 7.  Material To Be Filed As Exhibits.

The following exhibits are annexed hereto:

      Exhibit A - Executive Officers of IIC
      Exhibit B - 1987 Stock Purchase Agreement
      Exhibit C - Shareholders Agreement
      Exhibit D - Credit Agreement

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated:      October 29, 1997



                                          /s/ Stuart Subotnick
                                          ------------------------------
                                          Stuart Subotnick
                                          Executive Vice President
                                          Image Investors Co.